SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1
 Standard form for notification of major holdings
NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Capital Group Companies, Inc.	City and country of registered office (if applicable): Los Angeles, California U.S.A.
4. Full name of shareholder(s) (if different from 3.)v: See Box 10
5. Date on which the threshold was crossed or reachedvi: 04 October 2016
6. Date on which issuer notified: 05 October 2016
7. Threshold(s) that is/are crossed or reached: Above 14% - Aggregate of voting rights from shares
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	14.03%	0.00%	14.03%	1,254,248,074
Position of previous notification (if applicable)	13.49%	0.00%	13.49%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
Ordinary Shares (ISIN: IE00BYTBXV33)			776,001		0.06%
ADRs (ISIN: US7835132033)			175,180,175		13.97%

SUBTOTAL A			175,956,176		14.03%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Not applicable

			SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Not applicable

			SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[ X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG management companies set out below:	14.03%	0.00%	14.03%
Capital Research and Management Company1	13.58%	0.00%	13.58%
EuroPacific Growth Fund3 (Direct shareholding that does not exercise its own voting shares. Voting shares are exercised by CRMC)	See box 12
Capital Guardian Trust Company2
Capital International, Inc.2
Capital International Limited2
Capital International Sárl2
1. Wholly owned subsidiary of The Capital Group Companies, Inc.
2. Wholly owned indirect subsidiaries of Capital Research and Management Company.
3. Fund managed by Capital Research and Management Company.

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

The Capital Group Companies, Inc. (“CGC”) is the parent company of Capital Research and Management Company (“CRMC”). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII management companies”): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. The CGII management companies primarily serve as investment managers to institutional clients.
Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.
EuroPacific Growth Fund (“EUPAC”) is a mutual fund registered in the United States under the Investment Company Act of 1940. EUPAC is the legal owner of 10,729,994 ADRs (4.28% of the outstanding shares) and it has granted proxy voting authority to its investment adviser CRMC.
EUPAC has made a separate notification disclosing its holdings as of 21 September 2016.

Done at Los Angeles, California on 05 October 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 October, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary